

March 20, 2007

Via facsimile to ((212) 558-3588) and U.S. Mail

Stephen M. Kotran, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004

> **Re:** **Swift Transportation Co., Inc.**
> **Revised Preliminary Schedule 14A**
> **Filed March 9, 2007**
> **File No. 001-32952**
>
> **Amended Schedule 13E-3**
> **Filed March 9, 2007**
> **File No. 005-41508**

Dear Mr. Kotran:

We have reviewed the above filings and have the following comments.

Revised Preliminary Schedule 14A

Reasons for the Merger, page 23

1. Please disclose the substance of your response to previous comment 11.

Illustrative Future Share Prices – Illustrative Future Share Price Analysis-EPS Estimates, page 30

2. We note the revision made in response to previous comment 15. Please specify the historical period used to determine the forward P/E ratio referred to in the first paragraph of this section. Also apply this comment to the EBITDA multiples range disclosed in the section "Illustrative Future Share Price Analysis-EBITDA Estimates."

Illustrative Future Share Prices – Illustrative Future Share Price Analysis-EBITDA Estimates, page 31

3. We reissue the portion of comment 17 in which we asked you to disclose each of the items excluded from EBITDA in conducting the analysis.

Discounted Cash Flow Analysis, page 31

4.   Please explain why the weighted average cost of capital used in this analysis (9% to11%) is different from the one used in the section "Illustrative Future Share Price Analysis-EPS Estimates" (12%) even though the basis used by the advisor for each is the same.

5.   Please disclose the basis for the advisor's use of a 3.0% perpetuity growth rate.

Financing of the Merger, page 44

6.   We reissue comment 22 with respect to any plans or arrangements to finance or repay the debt to be incurred in this transaction. Refer to Item 1007(d)(2) of Regulation M-A.

Projected Financial Information, page 82

7.   Please disclose the substance of your response to previous comment 30.

*   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions